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                                                    Ford Motor Company
                                                    The American Road
                                                    Room 904
                                                    Dearborn, Michigan 48121

                                                    Telephone:(313)322-9600
                                                    Fax: (313)845-0570
                                                         (313)337-1764

NEWS  Contact:  Terry Bresnihan (313)322-9600
                Mary Joseph (313)322-4466

FORD HOLDINGS TO BUY BACK PREFERRED STOCK

     DEARBORN, Mich., Oct. 12 -- Ford Holdings, Inc., a subsidiary of Ford Motor Company, will file with the SEC early next week its intention to exchange for cash its publicly held preferred stock (approximately $2 billion). The filing is subject to approval by the Ford Holdings Board of Directors.

     If approved, Ford Holdings will pay shareholders the price at which the stock was originally issued, plus accrued dividends.

     Ford Holdings, formed in 1989, owns and manages a number of assets for Ford Motor Company, including the non-automotive financing businesses.

     "Buying back the publicly held preferred stock will further strengthen our capital structure while eliminating the ongoing high cost of the preferred stock dividends," said John Devine, chairman of Ford Holdings and chief financial officer of Ford Motor Company. "What's more, it will give us more flexibility as we review our strategies."

     Ford has announced that it is reviewing strategies for its non-automotive finance units.


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10-12-95